WAL★MART México

07028630

FILE N°
82-4609

RECEIVED
2007 DEC 14 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 12, 2007

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Dear Mr. Dudek:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press release reports November 2007 sales.
- Report on share repurchase for november 2007.

PROCESSED
DEC 28 2007
THOMSON
FINANCIAL

Sincerely,

Jorge Muñoz Lopez
Accounting Director

Dlw 12/17

ADMINISTRATIVE OFFICES:
- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88


WAL*MART SUPERCENTER
Suburbia

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL*MART México

WAL-MART DE MEXICO REPORTS NOVEMBER 2007 SALES

FILE N° 82-4609

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, December 7, 2007

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of November 2007, sales were **$19,298 million pesos**. This figure represents a **11.6%** increase over sales reported the same month last year, and a **7.3%** real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of **5.4%** in nominal terms and an increase of **1.4%** in real terms compared to the same month of 2006.

Real Sales Growth	November		January – November	
	2007	2006	2007	2006
Total Units (%)	**7.3**	17.3	**9.2**	15.7
Comparable Units (%)	**1.4**	7.8	**2.0**	5.4

Considering the **four-week period** from **November 3 to 30, 2007** that compares with the four-week period ending December 1, 2006 as well as the **forty eight-week period** from **December 30, 2006 to November 30, 2007** and that compares with the forty eight-week period that ended December 1, 2006 sales growth was as follows:

Real Sales Growth	4 weeks		48 weeks	
	2007	2006	2007	2006
Total Units (%)	**4.3**	18.3	**9.2**	16.0
Comparable Units (%)	**-1.4**	8.8	**1.9**	5.7

Comment on monthly sales:

Costumer count in comparable stores registered a 5.8% increase during the month of November, while average ticket decreased 4.4% in real terms compared to the same month of 2006.
Comparable store sales for our self-service formats, maintain a stronger growth dynamic than the average for the Company.

Openings during the month of November:

- **Four Bodegas Aurrera:** in the cities of Tuxtla Gutierrez, Chiapas; Ciudad del Carmen, Campeche; Mexico City; and Acatzingo, Puebla.
- **Three Supercenters:** in the cities of Los Cabos, Baja California Sur; Merida, Yucatan; and Mexico City.
- **Three Sam's Clubs:** in the cities of Los Cabos, Baja California Sur; Culiacan, Sinaloa; and Cuautla, Morelos.
- **Two Suburbias:** in the cities of Monterrey, Nuevo Leon; and Mexico City.

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **NOVEMBER 01, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	122,805,000	8,489,535,186
01/11/2007	03297	BUY	350,000	43.163666	15,107,283	ACCIV	STOCK		123,155,000	8,489,185,186
								As of current report	123,155,000	8,489,185,186

Shareholders' equity amount	0
Capital stock amount	15,107,283

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,291,250,936	3,276,143,653

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **NOVEMBER 06, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	123,155,000	8,489,185,186
06/11/2007	03298	BUY	550,000	42.028798	23,115,839	ACCIV	STOCK		123,705,000	8,488,635,186
								As of current report	123,705,000	8,488,635,186

Shareholders' equity amount	0
Capital stock amount	23,115,839

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,276,143,653	3,253,027,814

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: NOVEMBER 07, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	123,705,000	8,488,635,186
07/11/2007	03299	BUY	550,000	41.286218	22,707,420	ACCIV	STOCK		124,255,000	8,488,085,186
								As of current report	124,255,000	8,488,085,186

Shareholders' equity amount	0
Capital stock amount	22,707,420

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,253,027,814	3,230,320,394

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: NOVEMBER 08, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	124,255,000	8,488,085,186
08/11/2007	03300	BUY	1,000,000	39.429780	39,429,780	ACCIV	STOCK		125,255,000	8,487,085,186
								As of current report	125,255,000	8,487,085,186

Shareholders' equity amount	0
Capital stock amount	39,429,780

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,230,320,394	3,190,890,614

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: NOVEMBER 09, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	125,255,000	8,487,085,186
09/11/2007	03301	BUY	1,000,000	38.851462	38,851,462	ACCIV	STOCK		126,255,000	8,486,085,186
								As of current report	126,255,000	8,486,085,186

Shareholders' equity amount	0
Capital stock amount	38,851,462

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,190,890,614	3,152,039,152

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **NOVEMBER 14, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	126,255,000	8,486,085,186
14/11/2007	03302	BUY	350,000	41.635671	14,572,485	ACCIV	STOCK		126,605,000	8,485,735,186
								As of current report	126,605,000	8,485,735,186

Shareholders' equity amount	0
Capital stock amount	14,572,485

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,152,039,152	3,137,466,667

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **NOVEMBER 15, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	126,605,000	8,485,735,186
15/11/2007	03303	BUY	500,000	40.380960	20,190,480	ACCIV	STOCK		127,105,000	8,485,235,186
								As of current report	127,105,000	8,485,235,186

Shareholders' equity amount	0
Capital stock amount	20,190,480

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,137,466,667	3,117,276,187

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: NOVEMBER 16, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	127,105,000	8,485,235,186
16/11/2007	03304	BUY	400,000	40.282634	16,113,054	ACCIV	STOCK		127,505,000	8,484,835,186
								As of current report	127,505,000	8,484,835,186

Shareholders' equity amount	0
Capital stock amount	16,113,054

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,117,276,187	3,101,163,134

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **NOVEMBER 21, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	127,505,000	8,484,835,186
21/11/2007	03305	BUY	520,000	39.096821	20,330,347	ACCIV	STOCK		128,025,000	8,484,315,186
								As of current report	128,025,000	8,484,315,186

Shareholders' equity amount	0
Capital stock amount	20,330,347

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,101,163,134	3,080,832,787

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: NOVEMBER 22, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	128,025,000	8,484,315,186
22/11/2007	03306	BUY	100,000	39.184420	3,918,442	ACCIV	STOCK		128,125,000	8,484,215,186
								As of current report	128,125,000	8,484,215,186

Shareholders' equity amount	0
Capital stock amount	3,918,442

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,080,832,787	3,076,914,345

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **NOVEMBER 23, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	128,125,000	8,484,215,186
23/11/2007	03307	BUY	400,000	38.385743	15,354,297	ACCIV	STOCK		128,525,000	8,483,815,186
								As of current report	128,525,000	8,483,815,186

Shareholders' equity amount	0
Capital stock amount	15,354,297

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,076,914,345	3,061,560,047

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: NOVEMBER 27, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	128,525,000	8,483,815,186
27/11/2007	03308	BUY	800,000	37.581539	30,065,231	ACCIV	STOCK		129,325,000	8,483,015,186
								As of current report	129,325,000	8,483,015,186

Shareholders' equity amount	0
Capital stock amount	30,065,231

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,061,560,047	3,031,494,816

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **NOVEMBER 28, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	129,325,000	8,483,015,186
28/11/2007	03309	BUY	500,000	39.492002	19,746,001	ACCIV	STOCK		129,825,000	8,482,515,186
								As of current report	129,825,000	8,482,515,186

Shareholders' equity amount	0
Capital stock amount	19,746,001

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,031,494,816	3,011,748,816

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **NOVEMBER 29, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	129,825,000	8,482,515,186
29/11/2007	03310	BUY	750,000	40.199921	30,149,941	ACCIV	STOCK		130,575,000	8,481,765,186
								As of current report	130,575,000	8,481,765,186

Shareholders' equity amount	0
Capital stock amount	30,149,941

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,011,748,816	2,981,598,874

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **NOVEMBER 30, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	130,575,000	8,481,765,186
30/11/2007	03311	BUY	750,000	40.452995	30,339,746	ACCIV	STOCK		131,325,000	8,481,015,186
								As of current report	131,325,000	8,481,015,186

Shareholders' equity amount	0
Capital stock amount	30,339,746

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,981,598,874	2,951,259,128

Issuer's Comments

END